HAND & HAND

34145 Pacific Coast Highway, #379

Dana Point, California 92629

949-489-2400

949-489-0034 Facsimile

May 27, 2015

Mark P. Shuman

Branch Chief - Legal

Securities & Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:

Code Navy

Amendment No. 3 to Registration Statement on Form S-1

Filed March 16, 2015

File No. 333-200911

Dear Mr. Shuman:

The Company responds to the staff's comment letter of May 13,  2015 and files herewith Amendment No. 4.

 Risk Factors

 Risks Related to Development of our Business, page 3

1.

Please revise to include risk factor disclosure that addresses the risk that the holding company reorganization may not effectively divest Code Navy, a Wyoming corporation, of the liabilities of Code Navy, a Nevada corporation.

Complied, as Risk Factor 18.

Business

Background, page 12

2. We have reviewed your response to prior comment 1. Please be advised that we do not concur with your conclusion that the Code Navy holding company reorganization presents the same legal issues addressed in the Sirius XM Radio Inc. no-action letter.

The Company acknowledges this comment.

The Reorganization, page 17

3. We have reviewed your response to prior comment 3. Please provide us with a detailed analysis to support your conclusion that Alexander Eliashevsky and Murray Polischuk were not promoters of Code Navy (NV). Refer to Securities Act Rule 405, which defines a promoter as “Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer.” Alternatively, disclose the information called for by Items 401(g) and 404(c) of Regulation S-K, which require specific disclosures if a company had a promoter at any time during the past five fiscal years.

The Company believes that these persons took no organizational initiative, but because they received 152,000 shares of common stock (more than 10% of the pre-Reorganization shares) they have been disclosed as promoters under the caption “Certain Transactions.” To the best knowledge of the Company, no event described in S-K Item 401(f) is applicable to these persons.

Very truly yours,

/s/Jehu Hand